Exhibit 99.1

Smart Logistics Global Limited Establishes Northern Supply Chain Center in Xuzhou, Strengthens Nationwide Network

Hong Kong, January 6, 2026 — Smart Logistics Global Limited (Nasdaq: SLGB) (the “Company”), a Hong Kong-based business-to-business contract logistics solution provider, today announced it has established a Northern Supply Chain Center in Xuzhou, Jiangsu Province, China, expanding its B2B logistics network in China.

The Company intends to use the new center to integrate modern warehousing, less-than-truckload transportation, and digital systems to serve clients in bulk industrial materials. It features advanced Transportation Management System and a new-energy vehicle fleet for efficient, low-carbon operations in the Northern market.

This Northern hub complements the Company’s existing Southern Center in Jiangxi Province. Together, they create a balanced national logistics backbone that enhances cross-regional coordination and operational resilience.

Hue Kwok Chiu, the Company’s Chief Executive Officer, stated: “The launch of our Xuzhou center establishes a powerful North-South dual-core logistics framework. This strategic expansion strengthens our national coverage and directly supports our clients’ growth in key industrial regions.”

About Smart Logistics Global Limited

Since 2018, Smart Logistics Global Limited has been a business-to-business (B2B) contract logistics provider in China, focusing on industrial raw materials transportation. The Company offers tailored, cost-efficient logistics solutions primarily through land-only transportation services for large institutional clients with long-term contracts. By leveraging its proprietary Transportation Management System to optimize routes and equipment, the Company also commits to a scalable model via investments in advanced logistics infrastructure, including its 110,000-square-meter smart logistics park in Jiangxi Province and 7 full-truck load centers strategically located in China, which effectively enhances its operations and growth potential. The Company provides transportation services pursuant to its contract logistics business. Its major customers are usually based in the PRC and in the paper manufacturing, steel, coal and food industries. For more information, please visit: www.smartlogisticsglobal.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance predictions inherently involve risks and uncertainties, which may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These risks include, but are not limited to, changes in market demand, the pace of innovation, the effectiveness of the management team, the Company’s financial health, brand strength, competitive advantages, and shifts in the macroeconomic environment. These statements are subject to uncertainties and risks, including but not limited to market conditions and other factors, which are detailed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

Andrew Barwicki 516-662-9461 / andrew@barwicki.com